FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

The following was made available to the employees of St. Jude Medical, Inc. on April 28, 2016:

For internal use only. Do not distribute

ABBOTT AGREEMENT: KEY MESSAGES

•            Today we announced that Abbott has agreed to acquire St. Jude Medical in a transaction valued at approximately $30B (including debt), making this the largest acquisition in Abbott’s history, and one of the largest in the medical device industry.

•             St. Jude Medical’s strong positions in atrial fibrillation, heart failure, and cardiac rhythm management complement Abbott’s leading positions in coronary intervention and transcatheter mitral repair.

•             Together, the combined company will compete in nearly every area of the cardiovascular market and will hold the No. 1 or 2 positions across large and high-growth cardiovascular device markets. This best-in-class combined portfolio will have the depth, breadth and innovation to help patients restore their health, reduce costs for payors and deliver greater value to customers.

•             Additionally, Abbott does not have a neuromodulation business today and is excited about the significant growth opportunities in both chronic pain and movement disorders.

•             Together, the combined organization will have greater resources and broader scale in more geographies around the world — approximately 50% of Abbott’s total sales are in emerging markets vs. about 14% of St. Jude Medical’s sales.

•             Abbott was founded more than 125 years ago and has grown into one of the largest diversified global healthcare companies, with approximately 74,000 employees and annual revenue of $20.4B.

•                  The company is headquartered near Chicago, IL and has offices around the world.

•                  The company does business in more than 150 countries.

•                  It has four primary focus areas: Nutrition (34%), Medical Devices (25%), Diagnostics (23%) and Established Pharmaceuticals (18%).

•                  Approximately 70% of sales are generated outside the U.S.

•                  About 50% of sales are generated in emerging markets and 50% in developed markets.

•                  About half of the business is direct-to-consumer.

•             Within the medical device space, Abbott holds very strong positions in vascular ($2.8B), diabetes care ($1.1B) and vision solutions ($1.1B). Specifically within the vascular space, their signature products include the Absorb bioabsorbable stent and the MitraClip transcatheter mitral-valve repair device as well as a variety of drug-eluting stents, balloons and catheters.

•             Abbott has a rich history of growth through innovation and acquisition. They have determined that St. Jude Medical is a compelling strategic, financial and cultural fit to enhance their long-term growth and vision. They recognize the strong business and brand that all of our employees have worked to build and are very focused on employee retention to maintain the great momentum we have created.

•             We expect the acquisition to be completed in Q4, at which time St. Jude Medical will become a key part of Abbott’s medical device business.

•             Until that time, St. Jude Medical and Abbott will continue to function as independent companies and we will operate our business as usual. Customers and other partners should continue to work through their established channels across St. Jude Medical.

•             We will work to provide any updates as able throughout the process.

Additional information is available to employees on SJM Central, keyword: Abbott

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of St. Jude Medical, Inc. (the “Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “Merger”) of the Company and Abbott Laboratories; the expected timing of the completion of the Merger; the ability to complete the Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the Merger may not materialize as expected; that the Merger may not be timely completed, if at all; that, prior to the completion of the Merger, the Company’s business may not perform as expected due to Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Merger, the Company and Abbott Laboratories will be filing documents with the SEC, including the filing by Abbott Laboratories of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed Merger to its shareholders that will also constitute a prospectus of Abbott Laboratories. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to the Company. These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.